EXHIBIT 21

SUBSIDIARIES OF OSMONICS, INC.

Percentage Ownership
100%	PORETICS CORPORATION	A Delaware Corporation
100%	OSMONICS ASIA/PACIFIC LTD.	A Hong Kong Corporation
100%	AUTOTROL CORPORATION	A Wisconsin Corporation
100%	OSMONICS S.A.	A France Corporation
100%	OSMONICS INTL. SALES CORP.	A Virgin Islands Corporation
100%	DESALINATION SYSTEMS, INC.	A California Corporation
50%	NIPPON AUTOTROL K.K.	A Japan Corporation
100%	AQUAMATIC, INC.	A Delaware Corporation
100%	MEMBREX, INC.	A Delaware Corporation
100%	MICRON SEPARATIONS, INC.	A New York Corporation
100%	MICRON SEPARATIONS INTERNATIONAL, INC.	A Virgin Island Corporation
100%	OSMONICS DEVELOPMENT CORPORATION	A Minnesota Corporation
100%	OSMONICS DEUTSCHLAND GmbH	A German GmbH